CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006 AND 2005,
AND FOURTEEN MONTHS ENDED DECEMBER 31, 2004

(Expressed in Canadian Dollars, unless otherwise stated)

ANOORAQ RESOURCES CORPORATION
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	December 31
	2006	2005

Assets

Current assets
Cash and equivalents	$12,775,145	$4,590,284
Amounts receivable	159,079	78,772
Due from related parties (note 8)	138,616	374,308
Prepaid expenses	104,164	116,069
	13,177,004	5,159,433

Deferred financing costs (note 6)	337,852	–
Equipment (note 4)	73,315	174,163
Mineral property interests (note 5)	8,240,751	8,502,000

	$21,828,922	$13,835,596

Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities (note 8)	$1,034,144	$378,997

Term loan (note 6)	11,818,677	–
	12,852,821	378,997

Shareholders' equity
Share capital (note 7)	50,207,363	50,207,363
Contributed surplus (note 7(c))	4,849,043	4,824,697
Deficit	(46,080,305)	(41,575,461)
	8,976,101	13,456,599

Nature of operations (note 1)
Commitments (notes 5(b), 6 and 7(d))
Subsequent events (note 5(b))
	$21,828,922	$13,835,596

See accompanying notes to consolidated financial statements

Approved by the Board of Directors

/s/ Tumelo M. Motsisi	/s/ Popo Molefe

Tumelo M. Motsisi	Popo Molefe
Director	Director

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Operations
(Expressed in Canadian Dollars)

			Fourteen
	Year ended	Year ended	months ended
	December 31	December 31	December 31
	2006	2005	2004
Expenses
Accounting, audit and legal	$690,132	$474,422	$479,731
Conference and travel	360,959	646,992	486,481
Consulting	168,457	965,720	536,216
Exploration (schedule)	751,325	5,240,321	7,860,266
Foreign exchange loss (gain)	(34,817)	68,720	145,199
Gain on disposal of equipment	(41,291)	–	–
Interest expense (note 6)	253,071	–	–
Interest income	(117,829)	(119,779)	(485,452)
Office and administration	354,353	551,278	457,571
Salaries and benefits	1,511,874	1,659,465	834,223
Stock-based compensation - office and administration (note 7(c))	9,137	1,822,010	1,426,006
Stock-based compensation - exploration (note 7(c))	15,209	714,243	1,040,542
Shareholders communications	289,824	260,155	342,848
Trust and filing	415,440	85,254	159,633
Recovery of amounts receivable	–	–	(256,000)
Loss before the following	4,625,844	12,368,801	13,027,264
Future income tax recovery (notes 5(b) and 9)	(121,000)	(65,000)	–
Loss for the period	$4,504,844	$12,303,801	$13,027,264

Basic and diluted loss per share	$0.03	$0.08	$0.18

Weighted average number of common shares outstanding	148,220,407	148,107,407	73,017,307

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)

			Fourteen
	Year ended	Year ended	months ended
	December 31	December 31	December 31
	2006	2005	2004
Deficit, beginning of period	$(41,575,461)	$(29,271,660)	$(16,244,396)
Loss for the period	(4,504,844)	(12,303,801)	(13,027,264)
Deficit, end of the period	$(46,080,305)	$(41,575,461)	$(29,271,660)

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

			Fourteen
	Year ended	Year ended	months ended
	December 31	December 31	December 31
	2006	2005	2004
Operating activities
Loss for the period	$(4,504,844)	$(12,303,801)	$(13,027,264)
Items not involving cash
Amortization included in exploration expenses	30,862	48,503	39,121
Amortization of deferred finance costs	13,879	–	–
Future income tax recovery	(121,000)	(65,000)	–
Accrued interest on term loan	253,071	–	–
Stock-based compensation (note 7(c))	24,346	2,536,253	2,466,548
Gain on disposal of equipment	(41,291)	–	–
Unrealized foreign exchange loss	(114,000)	(165,312)	–
Equity loss in exploration expenditures (note 5)	555,677	317,709	195,387
Shares issued for property option payments
included in exploration expenses	–	–	340,000
Changes in non-cash operating working capital
Amounts receivable	(80,307)	434,717	(539,032)
Amounts due to and from related parties	235,692	(184,266)	–
Prepaid expenses	11,905	22,573	(77,823)
Accounts payable and accrued liabilities	303,416	(1,034,237)	884,957
Cash and equivalents used by operating activities	(3,432,594)	(10,392,861)	(9,718,106)

Investing activities
Mineral property acquistion costs	–	–	(4,489,745)
Purchase of equipment	(9,066)	(24,671)	(220,126)
Proceeds on disposal of equipment	120,343	–	–
Equity investment (note 5)	(59,428)	(95,039)	–
Cash and equivalents (provided by) used by investing activities	51,849	(119,710)	(4,709,871)

Financing activities
Issuance of common shares	–	157,500	23,958,934
Term loan	10,710,078	–	–
Cash and equivalents provided by financing activities	10,710,078	157,500	23,958,934

Effect of exchange rate changes on cash and equivalents	855,528	–	–
Increase (decrease) in cash and equivalents	8,184,861	(10,355,071)	9,530,957
Cash and equivalents, beginning of period	4,590,284	14,945,355	5,414,398
Cash and equivalents, end of period	$12,775,145	$4,590,284	$14,945,355

Supplementary information
Interest paid	$145,991	$73,855	$23,584
Interest received	$(239,329)	$(193,634)	$(509,036)
Taxes paid	$–	$–	$–

Non-cash operating, financing and investing activities
Increase in mineral property for future income taxes	$–	$–	$1,385,255
Financing costs accrued in accounts payable and accrued liabilities	$351,641	$–	$–
Fair value of options allocated to shares issued on exercise	$–	$75,506	$–

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Consolidated Schedules of Exploration Expenses
(Expressed in Canadian Dollars)

			Fourteen
Republic of South Africa	Year ended	Year ended	months ended
	December 31	December 31	December 31
	2006	2005	2004
Northern Limb of the Bushveld Complex
Amortization	$30,862	$48,503	$39,121
Assays and analysis	17,125	1,112,445	1,550,516
Drilling	–	2,023,315	2,972,042
Engineering	53,423	501,068	788,238
Environmental and socioeconomic	10,126	63,316	68,689
Geological and consulting	55,582	718,439	993,136
Graphics	2,426	2,661	47,101
Property fees and assessments	18,168	78,777	68,628
Property option payments	32,548	31,108	369,765
Site activities	34,484	247,249	480,387
Transportation	2,098	99,561	229,157
	256,842	4,926,442	7,606,780

Eastern Limb of the Bushveld Complex
Assays and analysis	21,268	20,963	–
Drilling	376,406	182,014	–
Engineering	88,361	37,101	93,539
Geological and consulting	8,448	40,896	29,294
Graphics	–	1,200	8,060
Environmental and socioeconomic	–	–	1,554
Property fees and assessments	–	1,440	2,783
Site activities	–	29,950	4,533
Transportation	–	315	113,723
	494,483	313,879	253,486

Exploration expenses before the following	751,325	5,240,321	7,860,266
Stock-based compensation (note 7(c))	15,209	714,243	1,040,542
Exploration expenses	766,534	5,954,564	8,900,808
Cumulative expenditures, beginning of period	22,846,780	16,892,216	7,991,408
Cumulative expenditures, end of period	$23,613,314	$22,846,780	$16,892,216

See accompanying notes to consolidated financial statements

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada and its principal business activity is the exploration of mineral property interests. Since 1999, the Company has focused on mineral property interests located in the Republic of South Africa, with particular attention on the Bushveld Complex (note 5).

During 2004, the Company changed its fiscal year end from October 31 to December 31.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The consolidated financial statements are prepared on the basis that the Company will continue as a going concern. Management recognizes that the Company will need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned.

The Company's investment in the Ga-Phasha joint venture (note 5) is accounted for using the equity method.

All material intercompany balances and transactions have been eliminated.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, that are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is carried at cost less accumulated amortization. Amortization is provided on a declining balance basis at various rates ranging from 15% to 30% per annum.

(c)	Mineral property interests

Exploration expenses incurred prior to determination of the feasibility of mining operations and periodic option payments are expensed as incurred. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Company, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned or when an impairment in value has been determined to have occurred.

(d)	Investments

Investments in entities over which the Company exercises significant influence are accounted for using the equity method. Investments in joint ventures which the Company jointly controls, which are not variable interest entities, are accounted for using the proportionate consolidation method. Other investments are recorded at cost and written down only when the Company has determined that a decline in value that is other than temporary has occurred.

(e)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted market price on the date the agreement to issue the shares was reached and announced for business combinations and at the date of issuance for other non-monetary transactions.

(f)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the balance sheet and their corresponding tax values,

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The carrying value of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the amount that is considered to be more likely than not of realization.

(g)	Loss per share

Basic loss per share is calculated by dividing the loss available to common shareholders by the weighted average number of common shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss.

Diluted loss per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year. In the periods presented, diluted loss per share is the same as basic loss per share as the effect of including outstanding options and warrants in the loss per share calculation would be anti-dilutive.

(h)	Fair value of financial instruments

The carrying amounts of cash and equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the term loan approximate its fair value based on market rates of interest. It is not practicable to determine the fair values of amounts receivable due from to related parties (note 8) due to the related party nature of such amounts and the absence of a secondary market for such instruments.

(i)	Translation of foreign currencies

All of the Company's foreign operations are integrated. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the year. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

(j)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

expenses during the reporting year. Significant areas requiring the use of management estimates include the determination of the impairment of mineral property interests, determination of reclamation obligations, determination of valuation allowances for future income tax assets, and the assumptions used in determining fair value of non-cash stock-based compensation. Actual results could differ from these estimates.

(k)	Stock-based compensation

The Company has a share option plan which is described in note 7(c). The Company records all stock-based payments granted using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period with a corresponding credit to contributed surplus.

Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital.

(l)	Asset retirement obligations

The Company recognizes statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized to the carrying value of the related asset. In subsequent periods, the liability is adjusted for any changes in the amount or timing and for the discounting of the underlying future cash flows. The capitalized asset retirement cost is amortized to operations over the life of the asset.

(m)	Variable interest entities

The Company accounts for variable interest entities (“VIE”) in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15"). AcG15 prescribes the application of consolidation principles for entities that meet the definition of a VIE and for which the Company is considered the primary beneficiary. VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary is the party that has exposure to a majority of the expected losses and/or expected residual returns of the VIE. An enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary. The Company has concluded that the Ga-Phasha Project qualifies as a VIE but that the Company is not the primary beneficiary.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

(n)	Segment disclosures

The Company operates in a single operating segment, being the exploration of mineral properties in South Africa.

(o)	Comparative figures

Certain of the prior years’ comparative figures have been restated to conform to the presentation adopted for the current year.

4.	EQUIPMENT

	December 31, 2006			December 31, 2005
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
Office	$10,651	$6,144	$4,507	$90,520	$48,462	$42,058
Vehicles	116,368	47,560	68,808	253,468	121,363	132,105
	$127,019	$53,704	$73,315	$343,988	$169,825	$174,163

5.	MINERAL PROPERTY INTERESTS

	Year ended	Year ended
	December 31, 2006	December 31, 2005
Ga-Phasha Project (note 5(b))
Balance, beginning of year	$4,302,000	$4,294,358
Equity loss – exploration expenses	(555,677)	(317,709)
Net investments during the period	59,428	95,039
Equity gain – future income tax recovery	121,000	65,000
Equity gain – foreign exchange	114,000	165,312
Ga-Phasha Project, end of year	4,040,751	4,302,000
Platreef Properties – acquisition costs (note 5(a))	4,200,000	4,200,000
Balance, end of year	$8,240,751	$8,502,000

(a)	Northern Limb of the Bushveld Complex, South Africa

Platreef

In October 1999, the Company acquired a two-stage right to purchase up to 100% of Pinnacle Resources Inc.'s ("Pinnacle") South African subsidiary, Plateau Resources (Proprietary) Limited ("Plateau"), which holds the Platreef platinum group mineral ("PGM") properties located on the Northern Limb of the Bushveld Complex in South Africa.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the acquisition agreement, the Company issued 378,500 shares during the period October 1999 to November 2003. On November 13, 2003, the Company issued an additional 400,000 common shares as full and final negotiated settlement under this agreement and thereby completed its acquisition of Plateau.

In South Africa, many mineral claim areas were historically defined by farm boundaries and are commonly referred to as "farms".

On May 23, 2000, the Company added to its mineral rights in the region by acquiring through Plateau the option to purchase a 100% interest in portion 2 of the Elandsfontein 766LR farm located contiguous to the pre-existing Platreef properties, pursuant to an agreement with MSA Projects (Proprietary) Limited. The option required staged issuances of a maximum of 500,000 common shares of the Company (of which 412,500 shares have been issued to December 31, 2006 and no further share issuances are expected) and aggregate cash payments up to a maximum of US$350,000 (of which US$84,250 and US$15,000 have been paid).

In July 2001, Plateau acquired the right to purchase a 100 percent interest in the farm Hamburg 737LR (2,126 hectares) and Portion 1 of the farm Elandsfontein 766LR (428 hectares), located contiguous to the north end of the pre-existing Platreef properties. The Company has allowed the option to purchase the farms to lapse during the year.

In August 2002, the Company entered into a five year prospecting contract, expiring August 2007, with an option to extend the agreement for an additional three years with the South African Department of Mines and Energy (“DME”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from South African Rand ("ZAR") 3 per hectare to ZAR 18 per hectare are payable to the DME.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Company's 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats must incur at least $750,000 in expenditures pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats’ exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

Kwanda (“Rustenburg”)

On May 16, 2002, the Company completed an agreement with Rustenburg Platinum Mines Limited ("Rustenburg"), a wholly owned subsidiary of Anglo American Platinum

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

Corporation Limited ("Anglo Platinum"), for the right to acquire up to an 80% interest in twelve PGM properties located on the Northern Limb of the Bushveld Complex.

Under the agreements with Anglo Platinum, the Company has acquired an initial 50% interest in the PGM rights to the twelve farms and can maintain this interest by making staged exploration expenditure totalling ZAR 25 million within five years. The Company is required to, and did, spend ZAR 2.5 million in year one, ZAR 5 million in year two, and is required to spend ZAR 5 million in each of years three and four and ZAR 7.5 million in year five. The Company has not yet fulfilled its expenditure requirements in respect of year three through five, but is in negotiations with Rustenburg to amend the exploration expenditure schedule.

If a mineral resource is identified, the Company can earn an additional 30% interest by bringing the property into commercial production. Rustenburg will retain a 20% interest in the joint venture. The agreements also include plans to involve local communities in future development of the properties. Any participation by local and regional communities will be provided out of Rustenburg's interest and any participation in the venture by a Historically Disadvantaged South Africans ("HDSA") partner will be provided out of the Company's interest.

Boikgantsho (“Drenthe-Overysel”)

On November 26, 2003, the Company announced that it had entered into a Joint Venture Agreement with Potgietersrust Platinums Limited ("PPRust"), a wholly owned subsidiary of Anglo Platinum. The Joint Venture was formed to explore and develop PGMs, gold and nickel mineralization on the Company's Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex.

The objective is to explore and develop a large-scale open pit deposit with the potential to utilize nearby milling, smelting and refining facilities which could provide substantial cost advantages to a new mining project. The Company contributed its rights to the Drenthe 778LR farm on which a large PGM-nickel resource has been outlined in the Drenthe deposit, and will contribute the Witrivier 777LR farm if the deposit extends north on to Witrivier 777LR. PPRust is contributing its rights to the northern portion of the Overysel 815LR farm which lies south of and contiguous to the Drenthe 778LR farm.

Pursuant to the terms of the Joint Venture Agreement, the Company and Anglo Platinum formed an initial 50/50 Joint Venture (the "Boikgantsho JV") to explore these farms for a period of up to five years. During that period, Anooraq will operate the exploration programs, and spend up to ZAR 12.35 million (of which the entire amount has been spent) on behalf of the Boikgantsho JV. Anooraq will then have the option to proceed on a year-by-year basis and to take the project to a bankable feasibility study ("BFS") level.

Once a BFS has been completed, the parties, by agreement, may proceed to exploitation subject to relevant regulatory requirements. If both partners decide to proceed, then a joint management committee will be established to oversee development and operations. At commencement of exploitation, the joint venture interest allotted to each of Anooraq and Anglo Platinum will be determined in proportion to the relative value of the metals

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

contained in each contributed property as reflected in the BFS. Anooraq or Anglo Platinum, as the case may be, each has the right to make a cash payment to the other party or to fund additional capital contributions to equalize their respective contributions. During development, the Boikgantsho JV will be seeking a Black Economic Empowerment ("BEE") partner to participate in the project (which may be Anooraq itself) with the original Boikgantsho JV partners dividing the remaining interest.

Should the Company choose not to proceed, Anglo Platinum has the option of acquiring the Company's interest at the aggregate of (i) the net present value of exploiting the Company's mineral rights as a stand alone mining operation, by applying an agreed discount rate as determined in the BFS, and (ii) all exploration expenditures (as defined in the agreement) incurred by the Company up to the completion of the BFS. Should Anglo Platinum decide not to contribute to exploitation, its interest will be diluted over time pursuant to a formula taking into account expenditure on the project by the contributory parties. Anglo Platinum will remain entitled to a minimum 12.5% non-contributory interest, adjusted depending on the final PGM royalty to be established under the South African Mineral and Petroleum Royalty Bill, to a maximum of 15%.

Anglo Platinum has the right to enter into a PGM Ore or Concentrate Purchase and Disposal Agreement at the exploitation phase, based on standard commercial terms, whereby PGM produced from the operation would be treated at Anglo Platinum's facilities.

(b)	Eastern Limb of the Bushveld Complex, South Africa

Ga-Phasha Project

In January 2004, the Company announced it had agreed to terms whereby the Company and Pelawan Investments (Proprietary) Limited ("Pelawan"), a private South African BEE company, would combine their respective PGM assets, comprising the Company's Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha (previously known as Paschaskraal) PGM Project ("Ga-Phasha") on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

The mineral title relating to the Ga-Phasha Project is held by Micawber 277 (Proprietary) Limited ("Micawber"), a private South African corporation which was owned 50% by Anglo Platinum and 50% by Pelawan.

Pursuant to the terms of the agreement between the Company and Pelawan, the Company acquired Pelawan's 50% shareholding in Micawber and the rights to its 50% participation interest in the Ga-Phasha Project in return for 91.2 million common shares of the Company (the "Consideration Shares") and cash payments totalling ZAR 15,652,744 ($3,055,416). Approximately 83 million Consideration Shares are being held in escrow until the earlier of September 29, 2010 or twelve months after the commencement of commercial production from the Ga-Phasha Project at which time they will be released.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

The transaction was completed on September 29, 2004 and consequently Anooraq became a BEE company, by virtue of being majority owned by HDSA’s. The Ga-Phasha Project is a 50/50 joint venture between the Company, through Plateau, and Anglo Platinum, through its wholly owned subsidiary Rustenburg Platinum Mines Limited, governed by, among other things, a shareholders' agreement relating to Micawber entered into in September 2004. Work on the Ga-Phasha Project is continuing toward the preparation of a pre-feasibility study.

The transaction constituted a “reverse take-over” under the policies of the TSX Venture Exchange. This transaction was accounted for as an acquisition by Anooraq of Micawber's 50% interest in its mineral properties. However, because neither the fair value of the Anooraq shares issued, nor the fair value of the mineral property interests acquired could be readily determined, the acquisition was recorded at the net book value, as determined in accordance with Canadian generally accepted accounting principles, of Micawber's net assets acquired, being nil, plus related transaction costs.

The acquisition costs were accounted for as follows:

Cash payments totaling ZAR 15,652,744	$3,055,416
Financial, legal, advisory, and other fees	1,419,329
Estimated South African stamp duties	15,000
Book value of Micawber's net assets acquired	–
Future income taxes	1,385,255
Acquisition cost, Ga-Phasha Project	$5,875,000

Commencing September 29, 2004, the date of completion of the reverse take-over transaction, the Company accounts for its interest in Micawber, which holds the Ga-Phasha Project, using the equity method.

The share exchange agreement which gave effect to the combination provided that if any financings in relation to the Ga-Phasha and Drenthe-Overysel (subsequently renamed "Boikgantsho") Projects (the “Projects”) took place prior to a particular date (the “Finalization Date”) and the shareholder dilution associated with of such financings caused Pelawan’s shareholding in Anooraq to fall below a 52% minimum shareholding, Anooraq would issue additional common shares to Pelawan in order to maintain that minimum. Such 52% minimum shareholding would allow for compliance with BEE equity requirements under South African mineral legislation and was also a requirement of the South African Reserve Bank for approving the transaction. Originally, the Finalization Date was September 30, 2005 but that date, by agreement in November 2005 between Anooraq and Pelawan, was extended.

The share exchange agreement further provided that, to the extent that if no such dilutive financings had taken place by the Finalization Date, certain dilutive financings were deemed to have occurred by that date. The purpose was to make allowance for the dilutive effect on Pelawan’s shareholding of the anticipated financings for mine development of the Projects and safeguard the status of Anooraq as a BEE company. For the purposes of calculating whether, by virtue of such deemed dilutive financings, any common shares were required to be issued to Pelawan in order to maintain a minimum 52% shareholding, the share exchange agreement provided that the quantum of such

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

deemed financings would equal: (a) 30% of the estimated development costs in accordance with the bankable feasibility studies in respect of the Projects, less cash on hand, or (b) to the extent that such bankable feasibility studies had not been prepared as at the Finalization Date, $70.8 million related to the Ga-Phasha Project and $27.6 million related to the Drenthe-Overysel Project, less cash on hand (the “Deemed Dilutive Financings”). Following the Finalization Date, Anooraq has the right but not the obligation to issue additional common shares to Pelawan in order to maintain Pelawan’s minimum shareholding.

Neither additional financings nor bankable feasibility studies for the Projects had been completed by Anooraq as at September 30, 2005 and, in the absence of an amending agreement between the parties, a dilutive financing totaling $98.4 million and share issuances (based on the share price at the date of the deemed dilutive financing) would have been deemed to have taken place as at such date and the Company would have been obligated to issue to Pelawan that number of shares which, after notionally giving effect to the Deemed Dilutive Financings, would have resulted in Pelawan continuing to hold a 52% interest in the Company. In November 2005, Anooraq and Pelawan agreed to extend the Finalization Date to the earlier of:

(a)	the first date at which both the Drenthe-Overysel financing and the Ga- Phasha financings shall, in fact, have occurred;

(b)	any date which is within a 60-day period following an announcement by Anooraq of a further material transaction, as defined; and

(c)	December 31, 2006.

In December 2006, the Company entered into a Settlement Agreement with Pelawan to waive the deemed dilutive financing contemplated in the 2004 share exchange agreement. Under the terms of the Settlement Agreement:

(i)

Anooraq will issue to Pelawan 36 million common shares (“Adjustment Consideration Shares”). The Company is currently awaiting regulatory approval for the issuance of the Adjustment Consideration Shares.

(ii)

Anooraq will issue to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (b) at a price that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The Company is currently awaiting regulatory approval for the issuance of the BEE Warrants.

(iii)

From the date of issue of the Adjustment Consideration Shares to Pelawan in (i) above or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in (iv) below. After the closing date of the Concurrent Financing, the disposal of such shares shall remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original RTO transaction (“the BEE Lock Up”).

(iv)

Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

(v)

On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

c)	Western Limb of the Bushveld Complex, South Africa

Thusong Joint Venture

In May 2003, the Company entered into a joint venture agreement with Rustenburg to form a joint venture to explore and develop PGMs, gold and nickel mineralization on the Wachteenbietjieslaagte 4JQ, Vogelstruiskraal 400KQ and Cyferkuil 1JQ farms, which are located on the western limb of the Bushveld Complex, approximately 75 kilometres north of the town of Rustenburg, adjacent to Anglo Platinum’s Union operations.

Pursuant to the terms of the joint venture agreement, the Company and Anglo Platinum could have formed an initial 50/50 joint venture (the "Thusong JV") to explore the three farms for a period of up to five years from the date of the agreement. In October 2006, the Company terminated the Thusong JV in order to focus development of the Ga-Phasha project.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

6.	TERM LOAN

	December 31	December 31
	2006	2005
Term loan	$11,818,677	$–
	$11,818,677	$–

In November 2006, the Company, through its wholly owned subsidiary Plateau, entered into a 70 million ZAR term loan agreement with Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo Platinum Limited. The loan bears interest at prime plus two percent, as quoted by the Standard Bank of South Africa.

The first interest payment is due and payable in January 2008, with other subsequent interest payments due and payable in six month intervals thereafter. The final repayment date for the loan will be on September 30, 2010, however, the agreement allows for early repayment. In connection with the loan, the Company incurred financing fees of $351,730 equal to 3% of the loan. As at December 31, 2006, finance costs of $337,851 have been deferred and are being amortized over the term of the loan.

The Company is required to spend 85% of the loan amount to fund work towards the preparation of and operational expenditures contemplated in a bankable feasibility study for the Ga-Phasha project.

Accrued interest expense on the term loan amounted to $253,071 (ZAR 1,498,346) for the year ended December 31, 2006 and has been included in the carrying value of the term loan.

Pursuant to security agreements entered into in connection with the loan, the Company has ceded as security, its interest in Micawber.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

7.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value.

(b)	Issued and outstanding common shares

		Number of	Dollar
	Price	Shares	Amount
Balance, October 31, 2003		40,164,172	$25,086,863
Issued during fiscal 2004
Shares issued for property option (note 5(a))	$0.85	400,000	340,000
Fair value of stock options allocated to shares issued on exercise	–	–	588,560
Share purchase options exercised	$0.75	3,419,300	2,555,390
Share purchase warrants exercised	$0.85	3,313,125	2,822,529
Private placement, net of issue costs (note 7(e))	$2.10	9,523,810	18,635,143
Shares issued to acquire Ga-Phasha Project (note 5(b))		91,200,000	–
Share issue cost of Ga-Phasha project		–	(54,128)
Balance, December 31, 2004		148,020,407	49,974,357
Share purchase options exercised	$0.79	200,000	157,500
Fair value of stock options allocated to shares issued on exercise	–	–	75,506
Balance, December 31, 2005 and 2006		148,220,407	$50,207,363

(c)	Share option plan

The Company has a share option plan approved by the Company’s shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to, as at December 31, 2006, acquire up to 13,453,200 common shares, of which 3,988,200 options were outstanding and 9,465,000 remained available to grant. The exercise price of each option is set by the Board of Directors at the time of grant but cannot be less than the market price (less permissible discounts) on the TSX Venture Exchange. Options have a term of up to a maximum of ten years (however, the Company has historically granted options for up to a term of five years), and terminate 30 days following the termination of the optionee’s employment or term of engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options is as follows:

			Contractual
	Weighted		weighted average
	average		remaining life
	exercise price	Number of options	(years)
Balance, October 31, 2003	$1.12	5,200,000	1.36
Granted	1.89	897,500
Exercised	0.75	(3,419,300)
Cancelled	0.97	(68,200)
Balance, December 31, 2004	$1.87	2,610,000	1.54
Granted	1.39	4,233,200
Exercised	0.79	(200,000)
Expired	2.00	(1,522,500)
Cancelled	1.60	(342,500)
Balance, December 31, 2005	$1.47	4,778,200	3.61
Cancelled	1.90	(235,000)
Expired	1.84	(555,000)
Balance, December 31, 2006	$1.39	3,988,200	3.23

Options outstanding and exercisable at December 31, 2006 were as follows:

		Number of
		options
Expiry date	Option price	outstanding
July 1, 2007	$0.95	100,000
September 28, 2007	$1.40	415,000
December 14, 2007	$1.40	408,200
December 17, 2010	$1.40	3,065,000
Total		3,988,200
Average option price		$1.39

The exercise prices of all share purchase options granted during the period were equal to or greater than the market price at the grant date. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted have been reflected in the consolidated statement of operations as follows:

			Fourteen
	Year ended	Year ended	months ended
	December 31	December 31	December 31
	2006	2005	2004
Stock-based compensation – Exploration	$15,209	$714,243	$1,040,542
Stock-based compensation – Office and administration	9,137	1,822,010	1,426,006
Credited to contributed surplus during the period	24,346	2,536,253	2,466,548
Share purchase options exercised, credited to share capital	–	(75,506)	(588,560)
Contributed surplus, beginning of the period	4,824,697	2,363,950	485,962
Contributed surplus, end of period	$4,849,043	$4,824,697	$2,363,950

The assumptions used to estimate the fair value of options granted during the period were:

	2006	2005	2004
Risk free interest rate	–	3%	3%
Expected life	–	4 years	2 years
Volatility	–	82%	88%
Expected dividends	–	nil	nil

There were no options granted during the year ended December 31, 2006.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Share purchase warrants

The continuity of share purchase warrants is as follows:

Expiry date	Dec. 21,	Dec. 27,	June 1,
	2003	2003	2005
Exercise price	$0.85	$0.88	$2.50	TOTAL
Balance, October 31, 2003	3,100,718	212,407	–	3,313,125
Issued	–	–	5,333,334	5,333,334
Exercised	(3,100,718)	(212,407)	–	(3,313,125)
Balance, December 31, 2004	–	–	5,333,334	5,333,334
Issued	–	–	–	–
Exercised	–	–	–	–
Expired	–	–	(5,333,334)	(5,333,334)
Balance, December 31, 2005 and 2006	–	–	–	–

The Company is committed to issue 167,000,000 share purchase warrants (“BEE warrants”) pursuant to the Settlement Agreement in note 5(b). Each BEE warrant is exercisable for one common share of the Company. The BEE warrants expire on December 31, 2008 and have an exercise price of the higher of (i) $1.35 if exercised on or before December 31, 2007 or $1.48 if exercised after December 31, 2007 or (ii) a price per BEE warrant that is 50% less than the common share price payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98,400,000 or is undertaken pursuant to a concurrent financing.

(e)	Private placement, December 2003

During December 2003, the Company completed a $20 million private placement financing of 9,523,810 units at a price of $2.10 per unit. Each unit was comprised of one common share and one-half of a common share purchase warrant, with each whole warrant exercisable at $2.50 per common share until June 1, 2005. The agents received 571,429 share purchase warrants each exercisable into one common share at $2.50 per common share until June 1, 2005. The fair value of warrants issued has been presented on a net basis in share capital. During the year ended December 31, 2005, these warrants expired unexercised.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS AND BALANCES

				Fourteen
				months
		Year ended	Year ended	ended
	Note	December 31	December 31	December 31
Services rendered by	ref	2006	2005	2004
Hunter Dickinson Inc.	(a)	$1,023,633	$1,297,159	$1,512,441
Hunter Dickinson Group Inc.	(b)	–	9,600	17,360
Pelawan Investments (Proprietary) Limited	(c)	–	658,035	745,438
CEC Engineering Ltd.	(d)	127,781	166,662	135,104

		December 31	December 31
Related party balances receivable		2006	2005
Hunter Dickinson Inc.	(a)	$98,820	$233,205
Southgold Exploration (Proprietary) Limited	(e)	39,796	141,103
Receivable from related parties		$138,616	$374,308

Related party balances payable		December 31	December 31
(included in accounts payable)		2006	2005
CEC Engineering Ltd.	(d)	6,435	$48,506

(a)

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

(b)

Hunter Dickinson Group Inc. ("HDGI") was a private company with certain directors in common with the Company that provided consulting services to, and incurs costs on behalf of, the Company, at market rates.

(c)

Pelawan is a private South African BEE company which is a significant shareholder of the Company and which has certain directors in common with the Company (note 5(b)). Pelawan became a majority shareholder on September 29, 2004. During the year ended December 31, 2006, the Company paid $nil (2005 – $658,035) for technical, administrative and management services provided to, and repayment of costs paid on behalf of, the Company.

(d)

During the year ended December 31, 2006, the Company paid or accrued $127,781 (2005 – $166,662) to CEC Engineering Ltd ("CEC"), a private company owned by a former director, for engineering and project management services at market rates.

(e)

Southgold Exploration (Proprietary) Limited ("Southgold") is a wholly-owned subsidiary of Great Basin Gold Ltd., a Canadian public company which has certain directors in common with the Company. Southgold shares certain premises and other facilities with the Company pursuant to a cost-sharing arrangement based on a full cost recovery basis.

(f)

Micawber is a private South African corporation which is owned 50% by Anglo Platinum and 50% by the Company; hence it is a related party. The Company accounts for its investment in Micawber using the equity method.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

9.	INCOME TAXES

As at December 31, 2006 and 2005 the tax effect of the significant components of the Company’s future tax asset (liability) were as follows:

	December 31,	December 31,
	2006	2005

Future income tax assets
Mineral property interests	$4,157,000	$4,428,000
Loss carry forwards	5,789,000	4,408,000
Equipment	17,000	20,000
Other tax pools	1,386,000	582,000
Subtotal	11,349,000	9,438,000
Valuation allowance	(11,349,000)	(9,438,000)
Net future income tax asset	–	–

Future income tax liability
Mineral property interests	$1,038,130	$1,154,943

The Company’s future income tax liability relates to its equity investment in the Ga-Phasha Project and forms part of its equity investment (note 5(b)).

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	December 31,	December 31,	December 31,
	2006	2005	2004
Combined Canadian federal and provincial	34.12%	34.87%	35.62%
statutory rate

Income tax at statutory rates	$(1,578,000)	$(4,313,000)	$(4,640,000)
Non-deductible items	70,000	905,000	709,000
Difference in foreign tax rates	(299,000)	455,000	616,000
Reduction in statutory tax rates	336,000	223,000	58,000
Benefit of unrealized foreign currency loss	(561,000)	(237,000)	–
Valuation allowance	1,911,000	2,902,000	3,257,000
	$(121,000)	$(65,000)	$–

At December 31, 2006, the Company had losses available for income tax purposes in Canada totalling approximately $ 10.9 million (2005 – $8.6 million), expiring in various periods from 2007 to 2026. The Company has losses available for income tax purposes in South Africa totaling $8.3 million (2005 – $4.7 million) which can be carried forward indefinitely.

ANOORAQ RESOURCES CORPORATION
Notes to Consolidated Financial Statements
For the years ended December 31, 2006 and 2005,
and the fourteen months ended December 31, 2004
(Expressed in Canadian Dollars, unless otherwise stated)

10.	SEGMENTED INFORMATION

For the year ended
December 31, 2006	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$751,325	$751,325
Loss for the year	(1,894,272)	(726)	(2,609,846)	(4,504,844)
Total assets	1,252,044	31,441.	20,545,437	21,828,922
Equipment	–	–	73,315	73,315

For the year ended
December 31, 2005	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$5,240,321	$5,240,321
Loss for the year	(4,302,015)	(8,841)	(7,992,945)	(12,303,801)
Total assets	4,645,858	32,166.	9,157,572	13,835,596
Equipment	–	–	174,163	174,163

For the 14 months ended
December 31, 2004	Canada	Mexico	South Africa	Total
Exploration expenditures	$–	$–	$7,860,266	$7,860,266
Loss for the year	(4,086,230)	(4,323)	(8,936,711)	(13,027,264)